June 27, 2008

VIA EDGAR  AND FAX

Mr. Terence O’Brien
Branch Chief
Division of Corporate Finance
U.S. Securities & Exchange Commission
Washington, D.C. 20549

Re:	Microfield Group, Inc.
File No. 000-26226
Form 10-K for Fiscal Year Ended December 29, 2007
Form 10-Q for Fiscal Quarter Ended March 29, 2008

Dear Mr. O’Brien:

We are writing in response to your June 19, 2008 correspondence (the “Comment Letter”) concerning Microfield Group, Inc.’s (the “Company”) Form 10-K for the fiscal year ended December 29, 2007 and Form 10-Q for the fiscal quarter ended March 29, 2008.  Set forth below are the Company’s responses to each comment contained in the Comment Letter.  Paragraph numbers utilized below correspond to those set forth in the Comment Letter.

1.  We do not anticipate the contract or relationship with our major customer to terminate within the next twelve months. We hereby confirm we will disclose in future filings our dependence on the contract, its material terms and status and its impact on our revenues in the Liquidity and Capital Resources section of our Management Discussion and Analysis (“MD&A”).

2.  We hereby confirm we will disclose in future filings in the Liquidity and Capital Resources section of our MD&A the impact our discontinued operations had on our historical operating cash flows in order to allow the readers to understand the impact discontinued operations will have on future operating cash flows.

111 SW Columbia Street ♦ Suite 400 ♦   Portland, Oregon   97201
(503) 419-3580 Office  ♦   (503) 227-5987 Fax  ♦  www.microfield.com

3.  The Company has reviewed Staff Accounting Bulletin 14 F, Classification of Compensation Expense Associated with Share-Based Payment Arrangements and hereby confirms that in its future filings it will present the expense related to stock-based compensation in the same line or lines as cash compensation paid to the same employees, as well as disclose material payments in its MD &A.

4.  The costs in excess of billings and billings in excess of costs on the Company’s statement of cash flows do not relate to the revenue from contracts with the power grid operators. These items relate to the Company’s discontinued construction services segment (Christenson Electric).  The assets and liabilities related to these items are included in assets and liabilities, respectively of discontinued operations in the accompanying balance sheet.

5. In October 2005, we acquired ECI, Inc. in a transaction accounted for under the purchase method of accounting in accordance with SFAS No. 141, Business Combinations.  We paid a premium over the fair value of net tangible and identifiable intangible assets (defined as goodwill).  The factors that contributed to this premium are described as follows:

•
We determined, in hindsight (i.e. after the close of the acquisition and at the impairment measurement date of December 2005), that the largest component of goodwill arising from the ECI acquisition relates to Component 6 of the six components of goodwill described in SFAS-141: “overpayment by the acquiring entity”[1].

•	We also determined that a portion of the goodwill is attributable to components three and four, as described in SFAS-141, “going-concern” and “expected synergies”[2].

In this transaction, overpayment occurred as a result of the terms and the timing of the ECI transaction.  Microfield and ECI had negotiated, in April and May of 2005 that ECI would sell its assets to Microfield  in exchange for approximately 37 million shares of MICG.  At the time of these negotiations, MICG’s shares were trading at an average price of $.395 per share, which suggests that the equity purchase price of ECI would have been approximately $14.6 million.  As disclosed in our December 29, 2007 10-K, the final equity interest included 27,365,305 shares of common stock with the average price of $2.34 per share; plus 19,695,432 warrant shares and 3,260,940 options.  With an additional $224,374 in closing costs, the total purchase price of ECI equaled $107,724,290, a difference of approximately $93.1 million from the May 2005 negotiated terms of the acquisition.  This difference was due mostly to the increase in MICG’s share price between May 2005 and October 2005.

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1 SFAS-141, paragraph B102: Component 6—Overpayment or underpayment by the acquiring entity. Overpayment might occur, for example, if the price is driven up in the course of bidding for the acquired entity, while underpayment may occur in the case of a distress sale or fire sale.
2 SFAS-141, paragraph B102, The Nature of Goodwill.

We note that SFAS-141 suggests that goodwill has six major components, including the going-concern and synergistic elements (components three and four respectively).  In this regard, the ECI premium could have represented the going-concern elements of the ECI enterprise and it could also have represented the expected synergies and other benefits from the combined entities (factors defined as “core goodwill” by FASB).  We understand that such core components are determined prior to and/or at the time of a business acquisition.

SFAS-141 suggests that this third component and forth components of goodwill (Going-Concern of Acquired Entity and Expected Synergies respectively) are conceptually part of goodwill (the “core goodwill” mentioned above), while the others are not.3  In addition to the overpayment factor, we determined that there was, in fact, a “core goodwill” component to the ECI acquisition; described as follows:

Strategic fit:
•
Our Company was to benefit from ECI’s assets and capabilities, including: state of the art proprietary energy automation software systems for use by commercial and industrial energy consumers; product and service development opportunities, research, assembled workforce and geographic presence

•	The combined Company would have a strong, diversified set of products that would drive additional growth to our electrical construction services business

•	The acquisition provided the Company with geographic presence in the energy conservation sector and the electric energy supply chain , a new and developing industry

Costs savings
•	Combined sales, marketing and overhead would decrease

•	Duplicate corporate functions would be eliminated

Please note that we had effectively and subsequently valued this core goodwill at $29.4 million as a result of the ECI FAS-142 goodwill impairment test; completed in December 2005 (this FAS-142 analysis is explained further below).

As a result of our FAS-141 fair value analysis of ECI’s acquired assets and liabilities, the resultant goodwill, measured as a residual (see our residual measurement justification below), was determined to be $106,544,871.

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3 SFAS-141, paragraph B105. As the Board noted in both the 1999 Exposure Draft and the 2001 Exposure Draft, the third and fourth components are conceptually part of goodwill. The third component relates to the acquired entity and reflects the excess assembled value of the acquired entity’s net assets. It represents the preexisting goodwill that was either internally generated by the acquired entity or acquired by it in prior business combinations. The fourth component relates to the acquired entity and acquiring entity jointly and reflects the excess assembled value that is created by the combination—the synergies that are expected from combining those businesses. The Board described the third and fourth components collectively as “core goodwill.”

In initially determining the $106,544,871 in goodwill in this way we relied on the Opinion 16 definition of goodwill as “the excess of the cost of the acquired company over the sum of the amounts assigned to identifiable assets acquired less liabilities assumed”.4   While we note that the Concepts Statement 6 definition of goodwill seems to be preferred (by FASB) over Opinion 16, we reference the following in defense of this “initial” Opinion 16 residual treatment:

SFAS-141, Paragraph B144. “Despite those difficulties, the Board believes that knowledgeable users of financial statements can and do understand the limitations inherent in accounting for goodwill. The Board also believes that users are generally familiar with and understand the present requirements in Opinion 16 for initially measuring purchased goodwill.”

And,

SFAS-141, Paragraph B145. “The Board therefore concluded that the approach to initial measurement of goodwill that is taken in Opinion 16 is appropriate and that no other alternative identified would be a significant improvement. The Board expressed concern about measuring goodwill as a residual but acknowledged that there is no other real measurement alternative, since goodwill is not separable from the entity or exchangeable.”

And,

SFAS-141, Paragraph B146. “Accordingly, the 1999 Exposure Draft and 2001 Exposure Draft proposed that goodwill should be measured initially as the excess of the cost of the acquired entity over the fair value of the net assets acquired, consistent with the requirements of Opinion 16. In that regard, the Board noted that acquiring entities should make every effort (a) to measure the purchase consideration accurately, (b) to record the fair values rather than the book values of net assets acquired, and (c) to ensure that all intangible assets not previously recorded are recorded so that those items are not included in what is recognized as goodwill. Few respondents to those Exposure Drafts commented on that requirement or suggested alternative measurement approaches. The Board affirmed that requirement in its re-deliberations.”

We made every effort to (a) accurately measure the consideration, determined to be $107,724,290; (b) recorded fair values rather than book values of the net assets acquired, and (c) recorded intangible assets (by way of an independent intangible asset valuation).

The equity component of the purchase price of ECI was determined by reference to the values of MICG’s common stock.  It was based on the average closing price of our common stock on the OTC BB  for the 5 days prior to, and 5 days subsequent to the public announcement of the merger (October 13, 2005) of $ 2.34 per share5.  The transaction was valued, for accounting purposes, at approximately $ 107,724,290 (including direct acquisition costs). ECI became a wholly owned subsidiary of the Company and the results of ECI’s operations have been included in our consolidated financial statements after the October 13, 2005 acquisition date.

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4 SFAS-141, paragraph B107
5 EITF 99-12, paragraph 4, Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination

As mentioned above, the purchase price was based on many of the terms and conditions that were negotiated between MICG and ECI in May, 2005, when our share price was at an average of $0.40 per share, while the actual purchase price of ECI was determined based, mostly, on the 10-day average share price (around October 13, 2005) of $2.34 per share.

Prior to the negotiation in May 2005 and prior to the close of the transaction in October of 2005, we did not complete an analysis of the fair values of ECI’s underlying assets and liabilities.  As mentioned above, we did utilize the services of a third-party appraiser (after the close of the acquisition) to determine the fair value of the acquired intangible assets and we then utilized Opinion 16 to determine the residual value of goodwill.

Subsequent to the acquisition of ECI, we obtained a third-party valuation of the identifiable intangible assets.   The valuation of the acquired intangibles was based upon a number of factors including, but not limited to:

•	the fair value analysis for ECI’s developed technology

•	appropriate discount rates and growth rates applicable to ECI

Under the purchase method of accounting, the tangible and identifiable intangible assets and liabilities of ECI were recorded at their respective fair values as of the date of the acquisition, October 13, 2005, and we recorded goodwill of $ 106,544,871.

In completing the SFAS-141 allocation appraisal, we determined that the fair value of the acquired assets and liabilities (including a developed technology intangible asset) were as follows:

Cash and other current assets	$263,256
Equipment and other assets	35,426
Intangible asset – Developed technology	2,390,667
Goodwill	106,544,871
Current liabilities	(1,509,930)

Total	$107,724,290

In connection with the preparation of the Company’s December 31, 2005 financial statements, the Company’s management determined the goodwill recognized in connection with the ECI acquisition should be tested for impairment for the following reasons:

•
We determined, after completion of the FAS-141 allocation analysis, that the fair value of the “core goodwill” components was likely far less than the residual goodwill of $106,544,871; and that most of the purchase price premium resulted from “non-core” goodwill components, (as noted above).

•	We determined that ECI’s limited operating history and low revenue base likely indicated an impairment to the goodwill.

As a result of the a third party valuation in March 2006, the Company’s management determined the carrying value of the goodwill assigned to the ECI acquisition was in excess of the fair value as of December 30, 2005 and recorded a $77,191,344 charge to operations during the year ended December 31, 2005.

The principal steps of this SFAS-142 impairment analysis were as follows:

The Step-1 results of FAS 142 test suggested that the fair value of ECI, at December 31, 2005, was $32,761,347, which was below the implied fair value of ECI at the acquisition date of $107,234,347; suggesting that the ECI reporting unit had failed Step-1 and required Step-2 to be performed.

In completing Step-1, an appraisal of ECI was conducted utilizing the Income Approach.  In completing Step-2 of the test, we reviewed the recoverability of the developed technology asset and we determined the fair value of all other assets.  The results of Step-2 are illustrated in the following table:

Fair value of ECI @ 12/31/05	$32,761,347
Less: Fair value of current assets	(964,718)
Less: Fair value of tangible assets	(52,436)
Less: Fair value of intangible assets
Developed technology	(2,390,667)

Total	$29,353,526

As the above table illustrates, the implied fair value of ECI goodwill, as of December 31, 2005 was $29,353,526, resulting in an impairment of goodwill in the amount of $77,191,344. The revised fair value of ECI’s goodwill, after impairment, is $29,353,526. As mentioned, we consider this goodwill amount to appropriately represent the “core goodwill” components and we have subsequently tested this goodwill amount for impairment during 2006 and 2007, with no resultant impairment indications.

In early October 2005, the Company placed 5,233,603 shares of common stock at $0.70 per share, and issued warrants to purchase up to 2,944,693 shares of common stock. The warrants have a term of five years and an exercise price of $0.90 per share.

The common shares were not registered and therefore not freely tradable. The placement was negotiated between the Company and the investors and agreed to in July /August   2005 period; at the time the price of the Company’s shares were approximately $.70 per share.

The shares issued in connection with the ECI transaction were not registered. Unlike large, established, seasoned public companies, there is no active transparent market for the Company’s restricted common stock. Accordingly, measuring the fair value of restricted shares of Company’s market price is not practicable. Based upon the facts and circumstances, management of the Company used the quoted market price of its common stock to value the net assets acquired in connection with acquisition of ECI in accordance with SFAS No. 141, paragraph 22.

The Company believes its policy of accounting for business combinations and goodwill is reasonable and complies with current accounting principles generally accepted in the United States.

We have reviewed footnote 6 and confirm to the Staff the $77 million impairment was accounted for and recorded during the year ended December 30, 2005. The current disclosure is a typographical error and we shall correct the error in future filings.

We have reviewed Section 436(b) of Regulation C and note the requirement for written consents in a registration statement should the Company disclose information that an “expert” has reviewed or passed on.  We hereby confirm that the Company shall note the comment for future reference.

6.  The Company acknowledges the comment and hereby confirms that it will reclassify in future filings overdrafts, if any, to financing activities.

As required by the Comment Letter, the Company hereby acknowledges that:

1.      The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.      Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.      The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing fairly responds to the Comment Letter.  The Company is prepared to provide to the staff any additional information required by the staff in connection with it review.

We thank you in advance for your assistance in this matter.  If you have any questions or additional comments, please do not hesitate to contact us.

Sincerely,

MICROFIELD GROUP, INC.

/s/Randall R. Reed
Randall R. Reed
Chief Financial Officer